May 1, 2021

GuideStone Capital Management, LLC

5005 Lyndon B. Johnson Freeway

Suite 2200

Dallas, Texas 75244

Re: Expense Cap Letters – Strategic Alternatives Fund

Dear GuideStone Capital Management, LLC:

GuideStone Funds, a Delaware statutory trust (“the Trust”), is an open-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”). This Agreement pertains only to the Strategic Alternatives Fund series of the Trust (the “Fund”) and respective classes (each, a “Class” and collectively, the “Classes”) of the Fund listed on Schedule A.

You hereby agree to pay, waive or assume, during the period from May 1, 2021 to April 30, 2022 (“Limitation Period”), operating expenses of the Fund, without regard to any expense reductions realized through use of directed brokerage, (and excluding interest, taxes, brokerage commissions, extraordinary expenses, acquired fund fees and expenses and expenses in connection with the short sales of securities) (“Operating Expenses”) which exceed, in the aggregate, the rate per annum of a Class’ average daily net assets set forth on Schedule A for the Fund (“Expense Limitation”).

Each Class of the Fund in turn agrees to reimburse you out of assets belonging to that Class of the Fund for any Operating Expenses of the Class in excess of the Expense Limitation paid, waived or assumed by you for the Fund during the Limitation Period, provided that you would not be entitled to reimbursement for any amount that would cause Operating Expenses to exceed the Expense Limitation in place on the date on which (1) you paid, waived or assumed the Operating Expenses, or (2) the reimbursement would be made, whichever is lower, and provided further that no amount will be reimbursed by a Class of the Fund more than three years after the year in which it was paid, waived or assumed by you. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

You agree that you shall look only to the assets of the respective Class of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series or class of the Trust, nor any of the Trust’s trustees, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefore.

This Agreement is made and to be performed principally in the State of Texas, and except insofar as the 1940 Act or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Texas. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

GUIDESTONE FUNDS, on behalf of the Strategic Alternatives Fund, and its Classes, listed on Schedule A

Name:	John R. Jones
Title:	President

The foregoing agreement is hereby accepted as of May 1, 2021.[1]

GUIDESTONE CAPITAL MANAGEMENT, LLC

Name:	David S. Spika
Title:	President and Chief Investment Officer

[1]	Original agreement dated May 1, 2021.

SCHEDULE A

Fund	Annual Expense Limitation Investor Class	Annual Expense Limitation Institutional Class
Strategic Alternatives Fund	1.40%	1.08%